UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2014

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three month period ended March 31, 2014

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three month period ended March 31, 2014

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 7, 2014

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. In addition, our annual report on Form 20-F for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission (the "SEC") on February 27, 2014 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. As such, this quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes (collectively, the "Reynolds Senior Secured Notes") and our senior notes (collectively, the "Reynolds Senior Notes") that are covered by an effective registration statement as described below and the 2013 Notes as defined below and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020

•	The February 2012 9.875% Senior Notes due 2019

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019

•	The May 2010 8.500% Senior Notes due 2018

•	Notes not covered by an effective registration statement filed with the SEC (collectively, the "2013 Notes"), comprised of:

•	The November 2013 5.625% Senior Notes due 2016 (the "2013 Senior Notes") and the December 2013 6.000% Senior Subordinated Notes due 2017 (the "2013 Senior Subordinated Notes")

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL. These indentures, as well as the Senior Secured Credit Facilities, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, each with the meanings and as calculated as set forth in “Part I - Financial Information — Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.” These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management.They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

•
risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to other factors discussed or referred to in this quarterly report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages and G pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three month periods ended March 31, 2014 and March 31, 2013 for the RGHL Group and for Bev Pack, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to our actual results. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this quarterly report. Refer to “Forward-Looking Statements” and "Part II - Other Information — Item 1A. Risk Factors” included elsewhere in this quarterly report and "Part I — Item 3. Key Information — Risk Factors" of our Annual Report.

Overview
RGHL was incorporated on May 30, 2006 in New Zealand under the Companies Act 1993. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management's analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

Our Segments
SIG
SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe.

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan's business includes selling carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the three month period ended March 31, 2014, SIG Obeikan's gross sales to IDIC were approximately €0.5 million and its net profit from such sales was approximately €0.4 million. SIG Obeikan intends to continue this activity.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands, such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products to foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Inter-segment Sales
Prior to January 1, 2014 Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the three month period ended March 31, 2013 have been revised to reflect the current pricing for comparability purposes. There is no impact to the consolidated financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Acquisitions, Substantial Leverage and Other Transaction-Related Effects
The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of March 31, 2014, our total indebtedness of $18,054 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. As reflected in our consolidated statement of financial position, we had total borrowings of $17,860 million, consisting of total indebtedness netted with unamortized debt issuance costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs
We have implemented a number of restructuring and cost saving programs in order to reduce our operating costs. During the three month period ended March 31, 2014, we incurred restructuring charges of $19 million and operational process engineering-related consultancy costs of $4 million. The restructuring costs were incurred across various segments and largely related to workforce reductions and consolidation of facilities.

Raw Materials and Energy Prices
Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.
Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group discussion.

Three month period ended March 31, 2014 compared to the three month period ended March 31, 2013

RGHL Group

	For the three month period ended March 31,
(In $ million)	2014	% of revenue	2013	% of revenue	Change	% change
Revenue	3,223	100%	3,299	100%	(76)	(2)%
Cost of sales	(2,656)	(82)%	(2,686)	(81)%	30	(1)%
Gross profit	567	18%	613	19%	(46)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(321)	(10)%	(312)	(9)%	(9)	3%
Net other income (expense)	13	—%	11	—%	2	18%
Share of profit of associates and joint ventures, net of income tax	4	—%	3	—%	1	33%
Profit from operating activities	263	8%	315	10%	(52)	(17)%
Financial income	289	9%	9	—%	280	NM
Financial expenses	(327)	(10)%	(419)	(13)%	92	(22)%
Net financial expenses	(38)	(1)%	(410)	(12)%	372	(91)%
Profit (loss) before income tax	225	7%	(95)	(3)%	320	NM
Income tax (expense) benefit	(94)	(3)%	16	—%	(110)	NM
Profit (loss) after income tax	131	4%	(79)	(2)%	210	NM
Depreciation and amortization	235	7%	263	8%	(28)	(11)%
RGHL Group EBITDA(1)	498	15%	578	18%	(80)	(14)%
RGHL Group Adjusted EBITDA(1)	531	16%	590	18%	(59)	(10)%

(1)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

Revenue. Revenue decreased by $76 million, or 2%. Revenue decreased at SIG and Graham Packaging primarily driven by lower sales volume and at Closures primarily due to the sale of its aluminum closures business in Germany in January 2014. These decreases in revenue were partially offset by an increase in revenue at Evergreen primarily due to price increases, at Reynolds Consumer Products due to incremental revenue from the acquisition of Trans Western Polymers, Inc. ("Trans Western") in November 2013, partially offset by lower sales volume in its core business. Revenue remained flat at Pactiv Foodservice due to incremental revenue from business acquisitions made in March 2013 and favorable price mix, offset by the loss of sales volume from adverse weather conditions and the Macon, Georgia manufacturing plant fire. Foreign currency exchange rates had a net unfavorable impact of $16 million driven primarily by an unfavorable impact at Closures and Graham Packaging, partially offset by a favorable impact at SIG.

Cost of Sales. Cost of sales decreased by $30 million, or 1%. Cost of sales decreased at SIG, Closures and Graham Packaging primarily driven by lower sales volume. These decreases were partially offset by increases at Evergreen primarily attributable to higher input costs, at Reynolds Consumer Products primarily due to higher sales volume and higher raw material costs and at Pactiv Foodservice largely due to higher sales volume and raw material costs. Cost of sales as a percentage of revenue increased at Evergreen, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging, remained unchanged at SIG and decreased at Closures. Foreign currency exchange rates had a net favorable impact of $15 million driven primarily by a favorable impact at Closures and Graham Packaging, partially offset by an unfavorable impact at SIG.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $9 million, or 3%. This was primarily attributable to an increase at SIG driven by research and development and general and administration expenses, at Reynolds Consumer Products driven by higher advertising costs related to a new product launch and at Graham Packaging driven by an increase in personnel-related costs and costs associated with plant footprint rationalization. These increases were partially offset by a decrease at Closures primarily due to restructuring initiatives in the prior year period and at Pactiv Foodservice resulting largely from lower personnel-related costs.

Net Other. Net other changed by $2 million to net other income of $13 million. This change was primarily driven by a $13 million gain on the sale of Closures' aluminum closures business in Germany and a decrease of $11 million in business integration costs at Graham Packaging, partially offset by an increase of $14 million in unrealized losses on derivatives, the reversal in the prior year of $3 million in provisions related to the expiration of a tax indemnification from a business disposal and a $3 million litigation settlement in the prior year.

Net Financial Expenses. Net financial expenses decreased by $372 million, or 91%. The decrease was primarily attributable to an increase of $295 million in the gains in fair value of embedded derivatives, a decrease of $66 million in foreign currency exchange losses and a decrease of $14 million in interest expense due to a decrease in interest rates.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the three month period ended March 31, 2014, the RGHL Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany borrowings receivable in a dollar functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss of $2 million during the three month period ended March 31, 2014 compared to a foreign currency exchange loss of $68 million during the three month period ended March 31, 2013. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 8 and 12, respectively, of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. For more information regarding the sensitivity of the foreign currency exchange rates on these borrowings, refer to “— Item 3. Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. In interim periods, the RGHL Group computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

For the three month period ended March 31, 2014, the RGHL Group recognized income tax expense of $94 million on profit before income tax of $225 million (an effective tax rate of 42%) compared to an income tax benefit of $16 million on a loss before income tax of $95 million (an effective tax rate of 17%) for the three month period ended March 31, 2013. The increase in the effective tax rate is a result of the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates. For a reconciliation of the effective tax rate, refer to note 9 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Depreciation and Amortization. Depreciation and amortization decreased by $28 million, or 11%, primarily due to certain assets becoming fully depreciated or amortized at SIG and Graham Packaging and the extension of the useful lives of certain assets at SIG.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013
Profit from operating activities	263	315
Depreciation and amortization	235	263
EBITDA(1)	498	578
Included in the RGHL Group EBITDA:
Asset impairment charges	2	4
Business acquisition and integration costs	1	11
Equity method profit, net of cash distributed	2	1
Gain on sale of businesses and properties	(14)	(2)
Non-cash changes in inventory and provisions	—	(3)
Non-cash pension expense	7	14
Operational process engineering-related consultancy costs	4	1
Plant damages, net of insurance recoveries	(7)	(7)
Restructuring costs, net of reversals	19	8
Unrealized loss on derivatives	15	1
VAT and customs refunds on historical imports	—	(16)
Other	4	—
RGHL Group Adjusted EBITDA(1)	531	590
Segment detail of Adjusted EBITDA:
SIG	111	126
Evergreen	51	57
Closures	40	33
Reynolds Consumer Products(2)	99	123
Pactiv Foodservice(2)	124	127
Graham Packaging	117	133
Corporate/Unallocated(2)(3)	(11)	(9)
RGHL Group Adjusted EBITDA(1)	531	590

(1)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed, EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(2)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the three month period ended March 31,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	499	100%	514	100%	(15)	(3)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	499	100%	514	100%	(15)	(3)%
Cost of sales	(374)	(75)%	(385)	(75)%	11	(3)%
Gross profit	125	25%	129	25%	(4)	(3)%
Selling, marketing and distribution expenses/ General and administration expenses	(58)	(12)%	(51)	(10)%	(7)	14%
Net other income (expense)	1	—%	17	3%	(16)	(94)%
Profit from operating activities	72	14%	98	19%	(26)	(27)%
SIG segment EBITDA	102	20%	148	29%	(46)	(31)%
SIG segment Adjusted EBITDA	111	22%	126	25%	(15)	(12)%

Revenue. Revenue decreased by $15 million, or 3%.

Revenue in Europe decreased by $5 million, or 2%, driven by a $15 million decrease resulting from a combination of lower sales volume and price mix due to lower market demand, partially offset by a favorable foreign currency impact of $10 million due to the weakening of the dollar against the euro.

Revenue in the rest of the world decreased by $10 million, or 4%. The decrease was primarily attributable to an unfavorable foreign currency impact of $9 million due to weakening of the Brazilian real and the Thai baht against the dollar as well as lower volume in Asia Pacific, which is the result of milk shortages in certain locations as well as customers overstocking in the prior year. These decreases were partially offset by strong growth in the Americas, particularly South America. Revenue in the Middle East was relatively flat versus the prior year.

Cost of Sales. Cost of sales decreased by $11 million, or 3%. The decrease in cost of sales was primarily driven by an $11 million decrease related to lower sales volume, a $13 million decrease in amortization expense due to fully amortized customer relationship intangible assets and a $7 million decrease in depreciation expense primarily due to extending the useful lives of filling lines. These decreases were partially offset by the $12 million Brazilian VAT refund recognized in the prior year, current year restructuring expense of $2 million, a $3 million increase in raw material prices and an unfavorable foreign currency impact of $2 million. For the three month periods ended March 31, 2014 and March 31, 2013, raw material costs accounted for 65% and 67% of SIG's cost of sales, respectively. The decrease in raw material costs as a percent of cost of sales was primarily due to a change in product mix.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 14%. The increase was primarily due to a $3 million increase of research and development expense, $1 million of restructuring expense and $3 million of other general and administration expenses.

Net Other. Net other income decreased by $16 million to $1 million. This change was primarily attributable to the prior year period income of $6 million from the Brazilian VAT refund, prior year income of $2 million from the sale of assets and a decrease of $9 million in net unrealized gains on derivatives. These items have been included in the segment's Adjusted EBITDA calculation for the respective periods.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our SIG segment is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013
Profit from operating activities	72	98
Depreciation and amortization	30	50
EBITDA	102	148
Included in SIG segment EBITDA:
Equity method profit, net of cash distributed	2	1
Gain on sale of businesses and properties	—	(2)
Operational process engineering-related consultancy costs	1	1
Restructuring costs, net of reversals	3	—
Unrealized (gain) loss on derivatives	3	(6)
VAT and customs refunds on historical imports	—	(16)
SIG segment Adjusted EBITDA	111	126

Evergreen Segment

	For the three month period ended March 31,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	379	93%	375	94%	4	1%
Inter-segment revenue	27	7%	23	6%	4	17%
Total segment revenue	406	100%	398	100%	8	2%
Cost of sales	(347)	(85)%	(332)	(83)%	(15)	5%
Gross profit	59	15%	66	17%	(7)	(11)%
Selling, marketing and distribution expenses/ General and administration expenses	(22)	(5)%	(23)	(6)%	1	(4)%
Net other income (expense)	—	—%	1	—%	(1)	(100)%
Profit from operating activities	37	9%	44	11%	(7)	(16)%
Evergreen segment EBITDA	51	13%	58	15%	(7)	(12)%
Evergreen segment Adjusted EBITDA	51	13%	57	14%	(6)	(11)%

Revenue. Revenue increased by $8 million, or 2%. This increase was attributable to a $5 million increase in sales of carton packaging due to $8 million in price increases, partially offset by a decrease of $3 million due to lower sales volume as shipment levels were adversely impacted by weather conditions during the period. Additionally, revenue from liquid packaging board increased $5 million due to $3 million in price increases and $2 million in higher sales volume. These increases were partially offset by a decrease of $2 million in revenue from paper products as volume declined due to lower market demand.

Cost of Sales. Cost of sales increased by $15 million, or 5%. This increase in cost of sales was driven by an $18 million increase in total input costs, primarily due to increased fiber, energy and resin costs, as well as increased operating costs as Evergreen's facilities were adversely impacted by weather conditions during the period. These increases were partially offset by a decrease due to lower sales volume. For each of the three month periods ended March 31, 2014 and March 31, 2013, raw material costs accounted for 44% of Evergreen's cost of sales.

Gross Profit. Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 4%.

Net Other. Net other income decreased by $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013
Profit from operating activities	37	44
Depreciation and amortization	14	14
EBITDA	51	58
Included in Evergreen segment EBITDA:
Restructuring costs, net of reversals	1	—
Unrealized (gain) loss on derivatives	(1)	(1)
Evergreen segment Adjusted EBITDA	51	57

Closures Segment

	For the three month period ended March 31,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	259	97%	278	99%	(19)	(7)%
Inter-segment revenue	7	3%	3	1%	4	133%
Total segment revenue	266	100%	281	100%	(15)	(5)%
Cost of sales	(220)	(83)%	(237)	(84)%	17	(7)%
Gross profit	46	17%	44	16%	2	5%
Selling, marketing and distribution expenses/ General and administration expenses	(26)	(10)%	(31)	(11)%	5	(16)%
Net other income (expense)	10	4%	(1)	—%	11	NM
Profit from operating activities	30	11%	12	4%	18	150%
Closures segment EBITDA	49	18%	32	11%	17	53%
Closures segment Adjusted EBITDA	40	15%	33	12%	7	21%

Revenue. Revenue decreased by $15 million, or 5%.

Revenue from North America increased $2 million, or 2%. This increase was attributable to an $8 million impact primarily resulting from the pass-through of higher resin costs to customers. This increase was partially offset by lower sales volume, which unfavorably impacted revenue by $5 million. In addition, the strengthening of the dollar against the Mexican peso resulted in an unfavorable foreign currency impact of $1 million.

Revenue from the rest of the world decreased by $17 million, or 10%. This decrease was primarily a result of the sale of the aluminum closure business in Germany in January 2014, which reduced revenue by $14 million, and an unfavorable foreign currency impact of $9 million resulting from the strengthening of the dollar against the Japanese yen, Brazilian real, Argentine peso and Russian ruble. This was partially offset by increased volume in Japan and South America.

Cost of Sales. Cost of sales decreased by $17 million, or 7%. This decrease was primarily due to lower sales volume, the benefit from prior year restructuring initiatives and lower claims expense of $3 million. In addition, there was a favorable foreign currency impact of $10 million due to the strengthening of the dollar as noted above. These reductions were partially offset by $14 million resulting from higher raw material costs. For the three month periods ended March 31, 2014 and March 31, 2013, raw material costs accounted for 64% and 59% of Closures' cost of sales, respectively.

Gross Profit. Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of products to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $5 million, or 16%. This decrease is primarily the result of savings resulting from 2013 restructuring initiatives, the sale of the aluminum closures business in Germany, reduced professional fees and favorable foreign currency impact due to the strengthening of the dollar as noted above.

Net Other. Net other income increased by $11 million primarily due to the $13 million gain on the sale of the aluminum closure business in Germany, partially offset by an increase in unrealized losses on derivatives of $3 million. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013
Profit from operating activities	30	12
Depreciation and amortization	19	20
EBITDA	49	32
Included in Closures segment EBITDA:
Gain on sale of businesses and properties	(13)	—
Unrealized (gain) loss on derivatives	4	1
Closures segment Adjusted EBITDA	40	33

Reynolds Consumer Products Segment

	For the three month period ended March 31,
(In $ million)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	578	95%	559	94%	19	3%
Inter-segment revenue	30	5%	33	6%	(3)	(9)%
Total segment revenue	608	100%	592	100%	16	3%
Cost of sales	(473)	(78)%	(437)	(74)%	(36)	8%
Gross profit	135	22%	155	26%	(20)	(13)%
Selling, marketing and distribution expenses/ General and administration expenses	(62)	(10)%	(56)	(9)%	(6)	11%
Net other income (expense)	(1)	—%	(8)	(1)%	7	(88)%
Profit from operating activities	72	12%	91	15%	(19)	(21)%
Reynolds Consumer Products segment EBITDA	96	16%	115	19%	(19)	(17)%
Reynolds Consumer Products segment Adjusted EBITDA	99	16%	123	21%	(24)	(20)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue increased by $16 million, or 3%. The increase was driven by $32 million of incremental revenue from the acquisition of Trans Western, partially offset by lower volume in the cooking products category.

Cost of Sales. Cost of sales increased by $36 million, or 8%. This increase was primarily driven by higher net revenue and $15 million of higher raw material costs. For the three month periods ended March 31, 2014 and March 31, 2013, raw material costs accounted for 74% and 72% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a time lag between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers. Due to the differences in timing between Reynolds Consumer Products' purchases of resin from its suppliers and sales to its customers, there is often a lead-lag impact, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $6 million, or 11%. The increase was driven by higher promotional and advertising expenses in support of a new product launch.

Net Other. Net other expense decreased by $7 million. This change was primarily attributable to a decrease in the net unrealized loss on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013(1)
Profit from operating activities	72	91
Depreciation and amortization	24	24
EBITDA	96	115
Included in Reynolds Consumer Products segment EBITDA:
Business acquisition and integration costs	1	—
Restructuring costs, net of reversals	1	—
Unrealized (gain) loss on derivatives	1	8
Reynolds Consumer Products segment Adjusted EBITDA	99	123

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Pactiv Foodservice Segment

	For the three month period ended March 31,
(In $ million)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	794	86%	788	85%	6	1%
Inter-segment revenue	133	14%	139	15%	(6)	(4)%
Total segment revenue	927	100%	927	100%	—	—%
Cost of sales	(797)	(86)%	(792)	(85)%	(5)	1%
Gross profit	130	14%	135	15%	(5)	(4)%
Selling, marketing and distribution expenses/ General and administration expenses	(72)	(8)%	(78)	(8)%	6	(8)%
Net other income (expense)	2	—%	10	1%	(8)	(80)%
Profit from operating activities	60	6%	67	7%	(7)	(10)%
Pactiv Foodservice segment EBITDA	121	13%	128	14%	(7)	(5)%
Pactiv Foodservice segment Adjusted EBITDA	124	13%	127	14%	(3)	(2)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Revenue. Revenue was flat compared with the prior year. The increase in external revenue of $6 million was driven by favorable pricing, primarily due to timing of the pass-through of resin price changes to customers. While there was an increase in volume due to growth in core business and the March 2013 business acquisition, the increase was offset by lower volume due to adverse weather conditions and the loss of sales volume due to the May 2013 Macon, Georgia manufacturing plant fire.

Cost of Sales. Cost of sales increased by $5 million, or 1%. This increase was primarily attributable to increased sales volume, higher raw material costs and manufacturing and logistics costs. The higher manufacturing costs were driven by pre-operational costs on the start-up of new capacity and higher utility and other costs resulting from adverse weather conditions. These increases were partially offset by improved operational performance driven by benefits from continued focus on manufacturing efficiencies in pre-existing capacity. For the three month periods ended March 31, 2014 and March 31, 2013, raw material costs accounted for 59% and 58% of Pactiv Foodservice's cost of sales, respectively.

Gross Profit. Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 8%. The decrease was primarily related to lower personnel expenses and other general and administration expenses.

Net Other. Net other income decreased by $8 million to $2 million. The $2 million of net other income for the three month period ended March 31, 2014 is comprised of $10 million of insurance recoveries related to the Macon, Georgia manufacturing plant fire and Hurricane Sandy plant damage and a $1 million gain on sale of a business. This is offset by $8 million in unrealized losses on derivatives and $1 million of asset impairment charges. The $10 million of net other income for the three month period ended March 31, 2013 is comprised of $13 million of insurance recoveries related to the manufacturing plant fires and Hurricane Sandy plant damage and $3 million of litigation settlement income. This is partially offset by $4 million of restructuring related costs and $2 million of asset impairment charges.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013(1)
Profit from operating activities	60	67
Depreciation and amortization	61	61
EBITDA	121	128
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	1	2
Gain on sale of businesses and properties	(1)	—
Plant damages, net of insurance recoveries	(7)	(7)
Restructuring costs, net of reversals	2	5
Unrealized (gain) loss on derivatives	8	(1)
Pactiv Foodservice segment Adjusted EBITDA	124	127

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Graham Packaging Segment

	For the three month period ended March 31,
(In $ million)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	714	100%	785	100%	(71)	(9)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	714	100%	785	100%	(71)	(9)%
Cost of sales	(642)	(90)%	(698)	(89)%	56	(8)%
Gross profit	72	10%	87	11%	(15)	(17)%
Selling, marketing and distribution expenses/General and administration expenses	(57)	(8)%	(51)	(6)%	(6)	12%
Net other income (expense)	(1)	—%	(13)	(2)%	12	(92)%
Profit from operating activities	14	2%	23	3%	(9)	(39)%
Graham Packaging segment EBITDA	101	14%	117	15%	(16)	(14)%
Graham Packaging segment Adjusted EBITDA	117	16%	133	17%	(16)	(12)%

Revenue. Revenue decreased by $71 million, or 9%. The decrease in revenue was primarily attributable to a decrease in sales volume of $67 million, primarily due to general market softness, principally in the food and beverage markets, reduced volume in the household product category as contract losses in prior years became effective in the current year and the impact of adverse weather conditions. Also contributing to the decline was an unfavorable foreign currency impact of $7 million, largely due to the strengthening of the dollar against the Brazilian real, Mexican peso and Argentine peso.

Cost of Sales. Cost of sales decreased by $56 million, or 8%. This decrease was primarily attributable to a decline of $58 million from the decreased sales volume, as well as a favorable foreign currency impact of $7 million, reduced depreciation expense of $7 million as certain assets became fully depreciated and operational improvements. These declines were partially offset by the impact of product mix and $9 million of restructuring costs related to plant footprint rationalization. For the three month periods ended March 31, 2014 and March 31, 2013, raw material costs accounted for 56% and 57% of Graham Packaging's cost of sales, respectively.

Gross Profit. Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other production inputs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $6 million, or 12%. This increase was primarily attributable to an increase in personnel-related costs and costs associated with plant footprint rationalization.

Net Other. Net other expense decreased by $12 million to $1 million. This change was primarily attributable to decreases of $11 million in business integration costs and $1 million in asset impairment charges. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013
Profit from operating activities	14	23
Depreciation and amortization	87	94
EBITDA	101	117
Included in Graham Packaging segment EBITDA:
Asset impairment charges	1	2
Business acquisition and integration costs	—	11
Operational process engineering-related consultancy costs	3	—
Restructuring costs, net of reversals	12	3
Graham Packaging segment Adjusted EBITDA	117	133

Corporate/Unallocated

	For the three month period ended March 31,
(In $ million)	2014	2013(1)	Change	% change
Gross profit (loss)	—	(3)	3	(100)%
Selling, marketing and distribution expenses/General and administration expenses	(24)	(22)	(2)	9%
Net other income (expense)	2	5	(3)	(60)%
Loss from operating activities	(22)	(20)	(2)	10%
Corporate/Unallocated EBITDA	(22)	(20)	(2)	10%
Corporate/Unallocated Adjusted EBITDA	(11)	(9)	(2)	22%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 9%. This was primarily attributable to increases in lease termination costs, professional fees, software costs and other corporate management expenses. These increases were partially offset by a decrease in pension expense of $7 million.

Net Other. Net other income decreased by $3 million to $2 million. This change was primarily attributable to the reversal in the prior year of $3 million in provisions related to the expiration of a tax indemnification from a business disposal.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013(1)
Loss from operating activities	(22)	(20)
Depreciation and amortization	—	—
EBITDA	(22)	(20)
Included in Corporate/Unallocated EBITDA:
Non-cash changes in inventory and provisions	—	(3)
Non-cash pension expense	7	14
Other	4	—
Corporate/Unallocated Adjusted EBITDA	(11)	(9)

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information.

Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL.

There are no differences between the net cash flows from operating activities, net cash used in investing activities and net cash flows (used in) from financing activities in the RGHL Group statement of cash flows and the Bev Pack statement of cash flows for the three month periods ended March 31, 2014 and March 31, 2013.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses our cash flows for the periods presented:

	For the three month period ended March 31,
(In $ million)	2014	2013
Net cash flows from (used in) operating activities	8	(54)
Net cash flows used in investing activities	(154)	(126)
Net cash flows used in financing activities	(85)	(78)

Cash Flow from (used in) Operating Activities
Cash provided by operations was $8 million compared to a net cash outflow of $54 million in the prior year period. While we continue to make investments in working capital, particularly in inventory, the cash outflow to support the investments is lower than in the prior year period. Reductions in tax payments and interest payments of $7 million and $5 million, respectively, also contributed $12 million to the net increase in cash flows from operating activities. The benefits of these improvements were partially offset by lower profit from operating activities as discussed in the "Results of Operations".
Cash Flow used in Investing Activities
Cash used in investing activities was $154 million compared to $126 million in the prior year period. The increase was primarily due to higher capital spending of $68 million, partially offset by the acquisition of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million in March 2013 and net proceeds of $9 million for the disposal of a portion of Spirit and Closures' aluminum closures business in Germany in the current year period. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow used in Financing Activities
The net cash inflow and outflow during each respective period is summarized as follows:

	For the three month period ended March 31,
(In $ million)	2014	2013
Drawdown of loans and borrowings	15	12
Repayment of loans and borrowings	(97)	(87)
Payment of transaction costs	(2)	(2)
Other	(1)	(1)
Net cash outflow	(85)	(78)

Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

	For the three month period ended March 31,
(In $ million)	2014	2013
Property, plant and equipment	183	113
Intangibles	1	3
Total capital expenditures	184	116

Capital expenditures increased by $68 million, or 59%, in the current period. The increased spending was primarily to expand capacity to support new business and to replace capacity lost due to the Macon, Georgia plant fire in 2013.

We expect to incur approximately $700 million in capital expenditures during 2014 (excluding acquisitions) largely to support business growth, cost reduction initiatives and capital replacements. We expect to fund these expenditures with cash flows from operations as well as from insurance proceeds. Actual capital expenditures may differ.

Capital Resources
We have substantial debt and debt service obligations. As of March 31, 2014, our total indebtedness of $18,054 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment, inventory, intellectual property and insurance policies, subject to certain exclusions.

As of March 31, 2014, the Senior Secured Credit Facilities included revolving credit facilities of $120 million and €54 million ($74 million), which were utilized in the amounts of $63 million and €15 million ($21 million), respectively, in the form of bank guarantees and letters of credit.

We have pledged certain assets to secure a receivables loan and security agreement (the "Securitization Facility") pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., which consist primarily of eligible trade receivables and cash. As of March 31, 2014, the RGHL Group had drawn $370 million under the Securitization Facility.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity
Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of March 31, 2014, we had $57 million and €39 million ($54 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

As of March 31, 2014, our total indebtedness of $18,054 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our 2014 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,264 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of March 31, 2014 and there is no change in the current euro-to-dollar exchange rate for our euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of March 31, 2014, our net senior secured first lien leverage ratio was 3.26x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and under the 2013 Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Notes).

The indentures governing the Reynolds Notes and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations
The following table summarizes our material contractual obligations as of March 31, 2014:

	Payments, due by period, as of March 31, 2014
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,829	1,829	—	—	—
Financial liabilities(1)	25,341	1,668	3,203	6,705	13,765
Operating leases	404	108	139	74	83
Unconditional capital expenditure obligations(2)	123	122	1	—	—
Total contractual obligations	27,697	3,727	3,343	6,779	13,848

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect during the month of March 2014. Both the three-month LIBOR and the Euro Interbank Offered Rate ("EURIBOR") during the month of March 2014 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations include plant expansions at Pactiv Foodservice, growth and maintenance at SIG and growth and operational enhancements at Graham Packaging, primarily in North America.

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with up to 50% of the RGHL Group's excess cash flow with a step down to 25% if the senior secured first lien leverage ratio is less than or equal to 2.25x commencing with the fiscal year ending December 31, 2014.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $38 million for the year ended December 31, 2013. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009, however the Senior Secured Credit Facilities permit the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the three month period ended March 31, 2014 that significantly impact the RGHL Group.

There have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of March 31, 2014. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of March 31, 2014, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of 1.0% per annum on U.S. and European term loans and revolving loans. As of March 31, 2014, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR rates as of March 31, 2014 were 0.23% and 0.31%, respectively. Based on our outstanding debt commitments as of March 31, 2014, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase and a $1 million increase in the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

The interest rate on the Securitization Facility as of March 31, 2014 was 2.08%. Based on our outstanding debt commitments under our Securitization Facility as of March 31, 2014, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of March 31, 2014.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,237,860,240		$99.90 - 102.00	Apr 2014 - Dec 2014
Currency futures	Sell		$16,800,000	NZD	0.7994 - 0.8142	Apr 2014 - Nov 2014
Currency futures	Sell	Australian dollar	18,400,000	NZD	0.8905 - 0.8940	Apr 2014 - Nov 2014
Currency futures	Buy	EUR	35,000,000	Brazilian real	0.2826 - 0.3022	Apr 2014 - Dec 2014
Currency swaps	Sell	EUR	10,000,000		$0.7231	Apr 2014
Currency options	Sell	MXN	374,099,760		$13.43 - 13.70	Apr 2014 - Dec 2014

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

For the three month period ended March 31, 2014, our primary foreign currency exchange exposure resulted from euro-denominated net intercompany borrowings receivable in a dollar functional currency entity. The continuing change in the foreign currency exchange rate between the dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this net indebtedness in the future. A 100 basis point strengthening of the euro against the dollar, applied as of March 31, 2014, would have resulted in a reduction of $13 million of the reported foreign currency exchange loss, while a 100 basis point weakening of the euro against the dollar would have resulted in an additional foreign currency exchange loss of $13 million.

In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies which do not have a material impact on our financial statements.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, aluminum, diesel and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to hedge our exposure to commodity price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding commodity derivative contracts as of March 31, 2014.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	metric tonne	72,920	€1,475 - €1,540	Apr 2014 - Jul 2015
Resin swaps	metric tonne	4,200	$1,860	Apr 2014 - Dec 2014
Resin swaps	kiloliter	26,200	JPY58,067 - JPY62,730	Apr 2014 - Nov 2014
Resin swaps	pound	6,000,000	$1	Jul 2014 - Sep 2014
Aluminum swaps*	metric tonne	71,705	$1,690 - $2,356	Apr 2014 - Dec 2016
Aluminum swaps	metric tonne	905	JPY186,449 - JPY186,458	Apr 2014 - Nov 2014
Natural gas swaps	million BTU	2,253,595	$3.36 - $4.19	Apr 2014 - Dec 2014
Ethylene swaps	metric tonne	6,000	€1,240	Apr 2014 - Jan 2015
Ethylene swaps	pound	1,946,110	$0.47	Apr 2014
Polymer grade propylene swaps	metric tonne	6,725	€1,445 - €1,499	Apr 2014 - Dec 2014
Polymer-grade propylene swaps	pound	79,856,074	$0.695 - $0.785	Apr 2014 - Dec 2014
Benzene swaps	U.S. liquid gallon	19,005,017	$4.15 - $4.85	Apr 2014 - Nov 2014
Diesel swaps	U.S. liquid gallon	32,416,124	$3.73- $3.93	Apr 2014 - Jun 2015
Electricity swaps	megawatt hour	65,006	NZD$65.00 - NZD$81.56	Apr 2014 - Mar 2015
Corn swaps	bushel	208,000	$4.85 - $5.87	Apr 2014 - Dec 2014

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of March 31, 2014, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $18 million. During the three month period ended March 31, 2014, we recognized a $15 million unrealized net loss in other expenses in the profit and loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of March 31, 2014.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
RGHL has received the requested waiver from the Staff of the Division of Corporation Finance with respect to the requirements of Rule 3-09 of Regulation S-X for the year ended December 31, 2013 to file separate financial statements for SIG Combibloc Obeikan FZCO.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 7, 2014

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 7, 2014

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended March 31, 2014 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
May 7, 2014

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended March 31, 2014 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
May 7, 2014

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three month periods ended
March 31, 2014 and March 31, 2013

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three month periods ended March 31, 2014 and 2013

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity (deficit)	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-6

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three month periods ended March 31, 2014 and 2013

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity (deficit)	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-5

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2014	2013
Revenue		3,223	3,299
Cost of sales		(2,656)	(2,686)
Gross profit		567	613
Other income	6	24	19
Selling, marketing and distribution expenses		(87)	(80)
General and administration expenses		(234)	(232)
Other expenses	7	(11)	(8)
Share of profit of associates and joint ventures, net of income tax		4	3
Profit from operating activities		263	315
Financial income	8	289	9
Financial expenses	8	(327)	(419)
Net financial expenses		(38)	(410)
Profit (loss) before income tax		225	(95)
Income tax (expense) benefit	9	(94)	16
Profit (loss) for the period		131	(79)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		9	84
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(93)	212
Total other comprehensive income (loss), net of income tax		(84)	296
Total comprehensive income (loss)		47	217
Profit (loss) attributable to:
Equity holder of the Group		130	(80)
Non-controlling interests		1	1
		131	(79)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		46	216
Non-controlling interests		1	1
		47	217

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of March 31, 2014	As of December 31, 2013
Assets
Cash and cash equivalents		1,251	1,490
Trade and other receivables		1,508	1,508
Inventories	11	1,767	1,647
Current tax assets		12	14
Assets held for sale		9	36
Derivatives		7	12
Other assets		73	73
Total current assets		4,627	4,780
Related party and other non-current receivables		390	361
Investments in associates and joint ventures		147	149
Deferred tax assets		46	49
Property, plant and equipment		4,372	4,353
Intangible assets		11,970	12,055
Derivatives		719	437
Other assets		205	199
Total non-current assets		17,849	17,603
Total assets		22,476	22,383
Liabilities
Bank overdrafts		3	4
Trade and other payables		1,829	1,799
Liabilities directly associated with assets held for sale		—	38
Borrowings	12	396	471
Current tax liabilities		137	141
Derivatives		23	14
Employee benefits		189	243
Provisions		87	83
Total current liabilities		2,664	2,793
Non-current payables		53	41
Borrowings	12	17,464	17,466
Deferred tax liabilities		1,473	1,474
Derivatives		2	1
Employee benefits		909	743
Provisions		96	96
Total non-current liabilities		19,997	19,821
Total liabilities		22,661	22,614
Net liabilities		(185)	(231)
Equity
Share capital		1,695	1,695
Reserves		(1,083)	(1,004)
Accumulated losses		(817)	(942)
Equity (deficit) attributable to equity holder of the Group		(205)	(251)
Non-controlling interests		20	20
Total equity (deficit)		(185)	(231)

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2013)	1,695	354	(1,854)	(872)	(677)	21	(656)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(80)	(80)	1	(79)
Remeasurement of defined benefit plans, net of income tax	—	—	212	—	212	—	212
Foreign currency exchange translation reserve	—	84	—	—	84	—	84
Total comprehensive income (loss) for the period	—	84	212	(80)	216	1	217
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2013	1,695	438	(1,642)	(952)	(461)	21	(440)
Balance at the beginning of the period (January 1, 2014)	1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	130	130	1	131
Remeasurement of defined benefit plans, net of income tax	—	—	(93)	—	(93)	—	(93)
Foreign currency exchange translation reserve	—	9	—	—	9	—	9
Total comprehensive income (loss) for the period	—	9	(93)	130	46	1	47
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2014	1,695	248	(1,331)	(817)	(205)	20	(185)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the three month period ended March 31,
(In $ million)	2014	2013
Cash flows from (used in) operating activities
Profit (loss)	131	(79)
Adjustments for:
Depreciation and amortization	235	263
Impairment charges	2	4
Foreign currency adjustments	(1)	(1)
Change in fair value of derivatives	15	1
Net gain on insurance recoveries and disposal of assets	(22)	(9)
Share of profit of associates and joint ventures, net of income tax	(4)	(3)
Net financial expenses	38	410
Interest paid	(278)	(283)
Income tax expense (benefit)	94	(16)
Income taxes paid, net of refunds received	(32)	(39)
Change in trade and other receivables	(10)	(121)
Change in inventories	(144)	(155)
Change in trade and other payables	26	14
Change in provisions and employee benefits	(45)	(65)
Change in other assets and liabilities	3	25
Net cash from (used in) operating activities	8	(54)
Cash flows used in investing activities
Acquisition of property, plant and equipment and intangible assets	(184)	(116)
Proceeds from sale of property, plant and equipment and other assets	3	6
Acquisition of businesses and investments in joint ventures, net of cash acquired*	(3)	(32)
Proceeds from insurance claims	13	7
Disposal of businesses, net of cash disposed	9	—
Other	8	9
Net cash used in investing activities	(154)	(126)
Cash flows used in financing activities
Drawdown of loans and borrowings	15	12
Repayment of loans and borrowings	(97)	(87)
Payment of debt transaction costs	(2)	(2)
Other	(1)	(1)
Net cash used in financing activities	(85)	(78)
Net decrease in cash and cash equivalents	(231)	(258)
Cash and cash equivalents at the beginning of the period	1,486	1,554
Effect of exchange rate fluctuations on cash and cash equivalents	(7)	(6)
Cash and cash equivalents at the end of the period	1,248	1,290
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,251	1,292
Bank overdrafts	(3)	(2)
Cash and cash equivalents at the end of the period	1,248	1,290

*
During March 2013, the Group acquired a business for an aggregate purchase price of $32 million. The consideration was paid in cash. The purchase accounting was finalized during the three month period ended September 30, 2013 and resulted in goodwill of $13 million and intangible assets of $12 million. The adjustments to reflect the purchase price allocation were included in the three month period ended September 30, 2013 and were immaterial for prior periods.

Significant non-cash financing and investing activities

During the three month period ended March 31, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of March 31, 2014 and for the three month periods ended March 31, 2014 and March 31, 2013 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013. The December 31, 2013 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group's audited financial statements for the year ended December 31, 2013, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the "Directors") on May 7, 2014 in Chicago, Illinois (May 8, 2014 in Auckland, New Zealand).

2.2    Comparative information

During the year ended December 31, 2013, the Group changed the presentation of the consolidated statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the consolidated statement of cash flows for the three month period ended March 31, 2013 has been reclassified to conform to this presentation. This change had no financial impact.

2.3    Negative equity

The statement of financial position presents negative equity of $185 million and $231 million as of March 31, 2014 and December 31, 2013, respectively. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009 and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2013.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the three month period ended March 31, 2014 that significantly impact the Group.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2013.

2.5    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2013.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of March 31, 2014 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2014*	25,341	1,668	3,203	6,705	13,765

As of December 31, 2013*	25,681	1,728	3,198	6,744	14,011

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2014 and December 31, 2013.

Trade and other payables that are due in less than one year were $1,829 million and $1,799 million as of March 31, 2014 and December 31, 2013, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of March 31, 2014 and December 31, 2013 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

There were no transfers between any levels during the three month period ended March 31, 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014 Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the three month period ended March 31, 2013 have been revised to reflect the current pricing for comparability purposes. There is no impact to the consolidated financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the three month period ended March 31, 2013 has been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $18 million, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the consolidated financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2013	131	123	117	127	(7)	(9)
For the three month period ended June 30, 2013	145	133	158	170	(14)	(14)
For the three month period ended September 30, 2013	138	128	165	175	(12)	(12)
For the year ended December 31, 2013	596	555	583	626	(42)	(44)

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2012	136	127	151	162	(19)	(21)
For the three month period ended June 30, 2012	134	120	163	177	(11)	(11)
For the three month period ended September 30, 2012	146	136	157	167	(3)	(3)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Business segment reporting

	For the three month period ended March 31, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	499	379	259	578	794	714	—	3,223
Total inter-segment revenue	—	27	7	30	133	—	(197)	—
Total segment revenue	499	406	266	608	927	714	(197)	3,223
Gross profit	125	59	46	135	130	72	—	567
Expenses and other income	(57)	(22)	(16)	(63)	(70)	(58)	(22)	(308)
Share of profit of associates and joint ventures	4	—	—	—	—	—	—	4
Earnings before interest and tax (“EBIT”)	72	37	30	72	60	14	(22)	263
Financial income								289
Financial expenses								(327)
Profit (loss) before income tax								225
Income tax (expense) benefit								(94)
Profit (loss) after income tax								131

Earnings before interest and tax (“EBIT”)	72	37	30	72	60	14	(22)	263
Depreciation and amortization	30	14	19	24	61	87	—	235
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	102	51	49	96	121	101	(22)	498

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

	For the three month period ended March 31, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	102	51	49	96	121	101	(22)	498
Included in EBITDA:
Asset impairment charges	—	—	—	—	1	1	—	2
Business acquisition and integration costs	—	—	—	1	—	—	—	1
Equity method profit, net of cash distributed	2	—	—	—	—	—	—	2
Gain on sale of businesses and properties	—	—	(13)	—	(1)	—	—	(14)
Non-cash pension expense	—	—	—	—	—	—	7	7
Operational process engineering-related consultancy costs	1	—	—	—	—	3	—	4
Plant damages, net of insurance recoveries	—	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	3	1	—	1	2	12	—	19
Unrealized (gain) loss on derivatives	3	(1)	4	1	8	—	—	15
Other	—	—	—	—	—	—	4	4
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	111	51	40	99	124	117	(11)	531
Segment assets as of March 31, 2014	3,314	1,069	1,611	4,219	5,519	5,290	1,454	22,476
Segment liabilities as of March 31, 2014	756	465	294	910	1,419	903	17,914	22,661

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	514	375	278	559	788	785	—	3,299
Total inter-segment revenue	—	23	3	33	139	—	(198)	—
Total segment revenue	514	398	281	592	927	785	(198)	3,299
Gross profit	129	66	44	155	135	87	(3)	613
Expenses and other income	(34)	(22)	(32)	(64)	(68)	(64)	(17)	(301)
Share of profit of associates and joint ventures	3	—	—	—	—	—	—	3
Earnings before interest and tax (“EBIT”)	98	44	12	91	67	23	(20)	315
Financial income								9
Financial expenses								(419)
Profit (loss) before income tax								(95)
Income tax (expense) benefit								16
Profit (loss) after income tax								(79)

Earnings before interest and tax (“EBIT”)	98	44	12	91	67	23	(20)	315
Depreciation and amortization	50	14	20	24	61	94	—	263
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	115	128	117	(20)	578

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	115	128	117	(20)	578
Included in EBITDA:
Asset impairment charges	—	—	—	—	2	2	—	4
Business acquisition and integration costs	—	—	—	—	—	11	—	11
Equity method profit, net of cash distributed	1	—	—	—	—	—	—	1
Gain on sale of businesses and properties	(2)	—	—	—	—	—	—	(2)
Non-cash changes in inventory and provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	1	—	—	—	—	—	—	1
Plant damages, net of insurance recoveries	—	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	—	—	—	—	5	3	—	8
Unrealized (gain) loss on derivatives	(6)	(1)	1	8	(1)	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	126	57	33	123	127	133	(9)	590
Segment assets as of December 31, 2013	3,272	1,085	1,624	4,198	5,503	5,308	1,393	22,383
Segment liabilities as of December 31, 2013	770	468	320	911	1,415	893	17,837	22,614

5.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically Graham Packaging begins to build inventory in the first and early second quarters to prepare for the summer demand.

6.    Other income

	For the three month period ended March 31,
(In $ million)	2014	2013
Gain on sale of businesses	14	2
Income from facility management	1	1
Income from miscellaneous services	1	1
Insurance recoveries	3	6
Litigation settlement	—	3
Net foreign currency exchange gain	1	1
Non-cash change in provisions	—	3
Royalty income	1	—
Other	3	2
Total other income	24	19

Other income includes insurance recoveries related to plant damages in the Pactiv Foodservice segment. The Group expects to receive additional insurance recoveries in 2014.

7.    Other expenses

	For the three month period ended March 31,
(In $ million)	2014	2013
Asset impairment charges	(2)	(4)
Business acquisition and integration costs	—	(11)
Operational process engineering-related consultancy costs	(1)	(1)
Plant damages, net of insurance recoveries	7	7
Restructuring costs	—	(4)
Unrealized losses on derivatives	(15)	(1)
VAT and customs refunds on historical imports	—	6
Total other expenses	(11)	(8)

8.    Financial income and expenses

	For the three month period ended March 31,
(In $ million)	2014	2013
Interest income	2	5
Interest income on related party loans	5	4
Net gain in fair values of derivatives	282	—
Financial income	289	9
Interest expense on:
Securitization Facility	(2)	(2)
2013 Credit Agreement	(26)	—
2012 Credit Agreement	—	(32)
September 2012 Senior Secured Notes	(47)	(47)
August 2011 Notes	(85)	(85)
February 2011 Notes	(38)	(38)
October 2010 Notes	(61)	(61)
May 2010 Senior Notes	(21)	(21)
2013 Notes	(18)	—
2007 Notes	—	(26)
Pactiv 2017 Notes	(6)	(6)
Pactiv 2025 Notes	(6)	(6)
Pactiv 2027 Notes	(4)	(4)
Amortization of:
Debt issuance costs:
September 2012 Senior Secured Notes	(1)	(1)
August 2011 Notes	(3)	(2)
February 2011 Notes	(1)	(1)
October 2010 Notes	(2)	(2)
May 2010 Senior Notes	(1)	(1)
2013 Notes	(1)	—
2007 Notes	—	(1)
Fair value adjustment on acquired notes	1	1
Original issue discounts	(1)	—
Embedded derivatives	3	2
Net loss in fair values of derivatives	—	(13)
Net foreign currency exchange loss	(2)	(68)
Other	(5)	(5)
Financial expenses	(327)	(419)
Net financial expenses	(38)	(410)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Refer to note 12 for information on the Group's borrowings.

9.    Income tax

	For the three month period ended March 31,
(In $ million)	2014	2013
Reconciliation of effective tax rate
Profit (loss) before income tax	225	(95)
Income tax (expense) benefit using the New Zealand tax rate of 28%	(63)	27
Effect of tax rate differences in foreign jurisdictions	(1)	13
Effect of tax rates in state and local jurisdictions	(2)	—
Permanent differences and annualized tax rate adjustment	(24)	16
Withholding tax	(3)	(3)
Tax rate modifications	7	3
Recognition of previously unrecognized tax losses and temporary differences	11	8
Unrecognized tax losses and temporary differences	(8)	(44)
Tax uncertainties	(3)	1
Tax on unremitted earnings	(7)	(6)
Over (under) provided in prior periods	(1)	1
Total income tax (expense) benefit	(94)	16

In interim periods, the Group computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

For the three month period ended March 31, 2014, the Group recognized income tax expense of $94 million on profit before income tax of $225 million (an effective tax rate of 42%) compared to an income tax benefit of $16 million on a loss before income tax of $95 million (an effective tax rate of 17%) for the three month period ended March 31, 2013. The increase in the effective tax rate is a result of the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates.

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2014	2013
Cost of sales	156	171
Selling, marketing and distribution expenses	1	1
General and administration expenses	5	4
Total depreciation expense	162	176

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2014	2013
Cost of sales	13	28
General and administration expenses	60	59
Total amortization expense	73	87

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

11.    Inventories

(In $ million)	As of March 31, 2014	As of December 31, 2013
Raw materials and consumables	436	438
Work in progress	253	239
Finished goods	975	870
Engineering and maintenance materials	157	155
Provision against inventories	(54)	(55)
Total inventories	1,767	1,647

During the three month period ended March 31, 2014, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,523 million (2013: $1,496 million).

12.    Borrowings

As of March 31, 2014, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

(In $ million)	As of March 31, 2014	As of December 31, 2013
Securitization Facility(a)(r)	363	438
2013 Credit Agreement(b)(s)	26	27
Non-interest bearing related party borrowings	1	1
Other borrowings(w)	6	5
Current borrowings	396	471
2013 Credit Agreement(b)(s)	2,579	2,586
September 2012 Senior Secured Notes(c)(t)	3,223	3,222
February 2012 Senior Notes(d)(t)	9	9
August 2011 Senior Secured Notes(e)(t)	1,475	1,475
August 2011 Senior Notes(f)(t)	2,196	2,195
February 2011 Senior Secured Notes(g)(t)	997	998
February 2011 Senior Notes(h)(t)	997	996
October 2010 Senior Secured Notes(i)(t)	1,479	1,478
October 2010 Senior Notes(j)(t)	1,475	1,474
May 2010 Senior Notes(k)(t)	986	985
2013 Senior Notes(l)(u)	644	644
2013 Senior Subordinated Notes(m)(u)	584	584
Pactiv 2017 Notes(n)(v)	309	310
Pactiv 2018 Notes(o)(v)	16	16
Pactiv 2025 Notes(p)(v)	270	270
Pactiv 2027 Notes(q)(v)	197	197
Other borrowings(w)	28	27
Non-current borrowings	17,464	17,466
Total borrowings	17,860	17,937

(In $ million)		As of March 31, 2014	As of December 31, 2013
(a)	Securitization Facility	370	445
	Debt issuance costs	(7)	(7)
	Carrying amount	363	438
(b)	2013 Credit Agreement (current and non-current)	2,614	2,623
	Debt issuance costs	(9)	(10)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

(In $ million)		As of March 31, 2014	As of December 31, 2013
	Carrying amount	2,605	2,613
(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(46)	(48)
	Embedded derivative	19	20
	Carrying amount	3,223	3,222
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(26)	(26)
	Original issue discount	(8)	(9)
	Embedded derivative	9	10
	Carrying amount	1,475	1,475
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(49)	(51)
	Original issue discount	(5)	(5)
	Embedded derivative	9	10
	Carrying amount	2,196	2,195
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(14)	(14)
	Embedded derivative	11	12
	Carrying amount	997	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(12)	(13)
	Embedded derivative	9	9
	Carrying amount	997	996
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(27)	(28)
	Embedded derivative	6	6
	Carrying amount	1,479	1,478
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(32)	(33)
	Embedded derivative	7	7
	Carrying amount	1,475	1,474
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(20)	(21)
	Embedded derivative	6	6
	Carrying amount	986	985
(l)	2013 Senior Notes	650	650
	Debt issuance costs	(6)	(6)
	Carrying amount	644	644
(m)	2013 Senior Subordinated Notes	590	590
	Debt issuance costs	(6)	(6)
	Carrying amount	584	584
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	9	10
	Carrying amount	309	310
(o)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	—	—
	Carrying amount	16	16
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

(In $ million)		As of March 31, 2014	As of December 31, 2013
	Carrying amount	270	270
(q)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the three month period ended March 31, 2014, interest was charged at a rate between 2.08% and 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., which consist primarily of the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(s)         2013 Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the previous terms. The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of March 31, 2014 (in million)	Applicable interest rate as of March 31, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,207	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	296	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments prior to May 27, 2014, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the Group as of the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the Group for the period of four consecutive fiscal quarters of the Company for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 4. If the Group is unable to meet the Guarantor Coverage Test, the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the Group meets the Guarantor Coverage Test, the Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

(t)        Reynolds Notes

The Group's borrowings as of March 31, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2013.

(u)         2013 Notes

As of March 31, 2014, the Group had outstanding the following notes (defined below, and together the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned indirect subsidiary of the Company:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	$	November 15, 2013	650	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	$	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15; commencing June 15, 2014

The guarantee arrangements, indenture restrictions, early redemption options and change of control provisions for the 2013 Notes are unchanged from December 31, 2013.

(v)    Pactiv Notes

As of March 31, 2014, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2013.

(w)    Other borrowings

As of March 31, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of March 31, 2014 also included finance lease obligations of $29 million (December 31, 2013: $30 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three month period ended March 31, 2014 are consistent with the information presented in note 23 of the Group's annual consolidated financial statements for the year ended December 31, 2013.

14.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the Group’s ultimate shareholder, charged the Group a Management Fee of $38 million for the year ended December 31, 2013. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009, however the 2013 Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 12. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

15.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of March 31, 2014 and December 31, 2013 and the related statements of comprehensive income for the three month periods ended March 31, 2014 and March 31, 2013 and cash flows for the three month periods ended March 31, 2014 and March 31, 2013 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers;

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three month periods ended March 31, 2014 and March 31, 2013, the condensed consolidating statements of cash flows for the three month periods ended March 31, 2014 and March 31, 2013 and the condensed consolidating statements of financial position as of March 31, 2014 and December 31, 2013 reflect the current guarantor structure of the Group.

In conjunction with the repayment of the 2007 Notes, BP II guaranteed the Reynolds Notes. In conjunction with the entry into the 2013 Credit Agreement, certain entities that were previously guarantors of the Reynolds Notes were released as guarantors. Comparative information has been revised to reflect the revised guarantor structure that resulted from these transactions.

Each guarantor subsidiary is 100% owned by the Parent. The Reynolds Notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the Reynolds Notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2013 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Condensed consolidating statement of comprehensive income

	For the three month period ended March 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,854	462	(93)	3,223
Cost of sales	—	—	(2,368)	(381)	93	(2,656)
Gross profit	—	—	486	81	—	567
Other income, other expenses, and share of equity method earnings, net of income tax	126	—	277	(14)	(372)	17
Selling, marketing and distribution expenses	—	—	(75)	(12)	—	(87)
General and administration expenses	—	—	(211)	(23)	—	(234)
Profit (loss) from operating activities (“EBIT”)	126	—	477	32	(372)	263
Financial income	5	537	3	21	(277)	289
Financial expenses	1	(257)	(344)	(4)	277	(327)
Net financial income (expenses)	6	280	(341)	17	—	(38)
Profit (loss) before income tax	132	280	136	49	(372)	225
Income tax (expense) benefit	(2)	(75)	(10)	(7)	—	(94)
Profit (loss) for the period	130	205	126	42	(372)	131
Other changes to other comprehensive income	(84)	—	(100)	(22)	122	(84)
Total comprehensive income (loss) for the period	46	205	26	20	(250)	47

Profit (loss) for the period attributable to:
Equity holder of the Group	130	205	126	41	(372)	130
Non-controlling interests	—	—	—	1	—	1
	130	205	126	42	(372)	131

Total comprehensive income (loss) attributable to:
Equity holder of the Group	46	205	26	19	(250)	46
Non-controlling interests	—	—	—	1	—	1
	46	205	26	20	(250)	47

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Condensed consolidating statement of financial position

	Balance as of March 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	988	263	—	1,251
Trade and other receivables	5	—	471	1,032	—	1,508
Inventories	—	—	1,534	233	—	1,767
Intra-group receivables	—	298	6	—	(304)	—
Other assets	—	1	69	31	—	101
Total current assets	5	299	3,068	1,559	(304)	4,627
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	2,145	144	(2,142)	147
Property, plant and equipment	—	—	3,713	659	—	4,372
Intangible assets	—	—	11,485	485	—	11,970
Intra-group receivables	—	12,875	576	132	(13,583)	—
Other assets	347	719	228	66	—	1,360
Total non-current assets	347	13,594	18,147	1,486	(15,725)	17,849
Total assets	352	13,893	21,215	3,045	(16,029)	22,476
Liabilities
Trade and other payables	20	289	1,185	335	—	1,829
Borrowings	—	—	31	365	—	396
Intra-group payables	1	—	299	4	(304)	—
Other liabilities	7	—	372	60	—	439
Total current liabilities	28	289	1,887	764	(304)	2,664
Borrowings	—	12,837	4,627	—	—	17,464
Deficit in subsidiaries	507	—	—	—	(507)	—
Intra-group liabilities	22	140	13,006	415	(13,583)	—
Other liabilities	—	212	2,202	119	—	2,533
Total non-current liabilities	529	13,189	19,835	534	(14,090)	19,997
Total liabilities	557	13,478	21,722	1,298	(14,394)	22,661
Net assets (liabilities)	(205)	415	(507)	1,747	(1,635)	(185)
Equity
Equity attributable to equity holder of the Group	(205)	415	(507)	1,727	(1,635)	(205)
Non-controlling interests	—	—	—	20	—	20
Total equity (deficit)	(205)	415	(507)	1,747	(1,635)	(185)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Condensed consolidating statement of cash flows

	For the three month period ended March 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(246)	(103)	110	247	8

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(167)	(17)	—	(184)
Proceeds from sale of property, plant and equipment, intangible assets, other assets and insurance	—	—	3	—	—	3
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(3)	—	—	(3)
Proceeds from insurance claims	—	—	13	—	—	13
Disposal of businesses, net of cash disposed	—	—	9	—	—	9
Interest received	—	246	2	1	(247)	2
Net related party (advances) repayments	—	—	(6)	6	—	—
Other	—	—	—	6	—	6
Net cash from (used in) investing activities	—	246	(149)	(4)	(247)	(154)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	—	—	15	—	15
Repayment of loans and borrowings	—	—	(7)	(90)	—	(97)
Net related party borrowings (repayments)	—	—	(6)	6	—	—
Payment of debt transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	—	—	(15)	(70)	—	(85)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Condensed consolidating statement of comprehensive income

	For the three month period ended March 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,893	489	(83)	3,299
Cost of sales	—	—	(2,338)	(431)	83	(2,686)
Gross profit	—	—	555	58	—	613
Other income, other expenses, and share of equity method earnings, net of income tax	(82)	—	38	(6)	64	14
Selling, marketing and distribution expenses	—	—	(70)	(10)	—	(80)
General and administration expenses	—	—	(208)	(24)	—	(232)
Profit (loss) from operating activities (“EBIT”)	(82)	—	315	18	64	315
Financial income	5	254	5	22	(277)	9
Financial expenses	(1)	(258)	(430)	(7)	277	(419)
Net financial income (expenses)	4	(4)	(425)	15	—	(410)
Profit (loss) before income tax	(78)	(4)	(110)	33	64	(95)
Income tax (expense) benefit	(1)	(1)	28	(10)	—	16
Profit (loss) for the period	(79)	(5)	(82)	23	64	(79)
Other changes to other comprehensive income	295	(4)	290	6	(291)	296
Total comprehensive income (loss) for the period	216	(9)	208	29	(227)	217

Profit (loss) for the period attributable to:
Equity holder of the Group	(79)	(5)	(82)	22	64	(80)
Non-controlling interests	—	—	—	1	—	1
	(79)	(5)	(82)	23	64	(79)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	216	(9)	208	28	(227)	216
Non-controlling interests	—	—	—	1	—	1
	216	(9)	208	29	(227)	217

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Condensed consolidating statement of financial position

	Balance as of December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,258	232	—	1,490
Trade and other receivables	5	—	508	995	—	1,508
Inventories	—	—	1,423	224	—	1,647
Intra-group receivables	—	293	3	—	(296)	—
Other assets	—	1	108	26	—	135
Total current assets	5	294	3,300	1,477	(296)	4,780
Investments in subsidiaries, associates and joint ventures (equity method)	—	—	1,932	147	(1,930)	149
Property, plant and equipment	—	—	3,680	673	—	4,353
Intangible assets	—	—	11,561	494	—	12,055
Intra-group receivables	—	12,871	477	200	(13,548)	—
Other assets	324	437	223	62	—	1,046
Total non-current assets	324	13,308	17,873	1,576	(15,478)	17,603
Total assets	329	13,602	21,173	3,053	(15,774)	22,383
Liabilities
Trade and other payables	17	284	1,135	363	—	1,799
Borrowings	1	—	29	441	—	471
Intra-group payables	—	—	293	3	(296)	—
Other liabilities	8	—	448	67	—	523
Total current liabilities	26	284	1,905	874	(296)	2,793
Borrowings	—	12,832	4,634	—	—	17,466
Deficit in subsidiaries	533	—	—	—	(533)	—
Intra-group liabilities	21	140	13,069	318	(13,548)	—
Other liabilities	—	136	2,098	121	—	2,355
Total non-current liabilities	554	13,108	19,801	439	(14,081)	19,821
Total liabilities	580	13,392	21,706	1,313	(14,377)	22,614
Net assets (liabilities)	(251)	210	(533)	1,740	(1,397)	(231)
Equity
Equity attributable to equity holder of the Group	(251)	210	(533)	1,720	(1,397)	(251)
Non-controlling interests	—	—	—	20	—	20
Total equity (deficit)	(251)	210	(533)	1,740	(1,397)	(231)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

Condensed consolidating statement of cash flows

	For the three month period ended March 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(246)	(173)	119	246	(54)

Net cash from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(98)	(18)	—	(116)
Proceeds from sale of property, plant and equipment, other assets and insurance	—	—	6	—	—	6
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(32)	—	—	(32)
Proceeds from insurance claims	—	—	7	—	—	7
Related party interest received	—	246	—	—	(246)	—
Net related party (advances) repayments	—	—	23	16	(39)	—
Other	—	—	4	5	—	9
Net cash from (used in) investing activities	—	246	(90)	3	(285)	(126)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	—	12	—	—	12
Repayment of loans and borrowings	—	—	(6)	(81)	—	(87)
Net related party borrowings (repayments)	—	—	(16)	(23)	39	—
Payment of debt transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(1)	—	(1)
Net cash from (used in) financing activities	—	—	(12)	(105)	39	(78)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three month period ended March 31, 2014

16.    Subsequent events

There have been no events subsequent to March 31, 2014 which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three month periods ended
March 31, 2014 and March 31, 2013

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended March 31,
(In $ million)	Note	2014	2013
Revenue		3,223	3,299
Cost of sales		(2,656)	(2,686)
Gross profit		567	613
Other income	6	24	19
Selling, marketing and distribution expenses		(87)	(80)
General and administration expenses		(234)	(232)
Other expenses	7	(11)	(8)
Share of profit of associates and joint ventures, net of income tax		4	3
Profit from operating activities		263	315
Financial income	8	284	5
Financial expenses	8	(328)	(419)
Net financial expenses		(44)	(414)
Profit (loss) before income tax		219	(99)
Income tax (expense) benefit	9	(92)	17
Profit (loss) for the period		127	(82)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(6)	78
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(93)	212
Total other comprehensive income (loss), net of income tax		(99)	290
Total comprehensive income (loss)		28	208
Profit (loss) attributable to:
Equity holder of the Group		126	(83)
Non-controlling interests		1	1
		127	(82)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		27	207
Non-controlling interests		1	1
		28	208

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of March 31, 2014	As of December 31, 2013
Assets
Cash and cash equivalents		1,251	1,490
Trade and other receivables		1,505	1,503
Inventories	11	1,767	1,647
Current tax assets		12	14
Assets held for sale		9	36
Derivatives		7	12
Other assets		73	73
Total current assets		4,624	4,775
Related party and other non-current receivables		65	59
Investments in associates and joint ventures		147	149
Deferred tax assets		46	49
Property, plant and equipment		4,372	4,353
Intangible assets		11,970	12,055
Derivatives		719	437
Other assets		205	199
Total non-current assets		17,524	17,301
Total assets		22,148	22,076
Liabilities
Bank overdrafts		3	4
Trade and other payables		1,809	1,782
Liabilities directly associated with assets held for sale		—	38
Borrowings	12	395	470
Current tax liabilities		130	133
Derivatives		23	14
Employee benefits		189	243
Provisions		87	83
Total current liabilities		2,636	2,767
Non-current payables		53	41
Borrowings	12	17,464	17,466
Deferred tax liabilities		1,473	1,474
Derivatives		2	1
Employee benefits		909	743
Provisions		96	96
Total non-current liabilities		19,997	19,821
Total liabilities		22,633	22,588
Net liabilities		(485)	(512)
Equity
Share capital		2,311	2,311
Reserves		(1,153)	(1,059)
Accumulated losses		(1,663)	(1,784)
Equity (deficit) attributable to equity holder of the Group		(505)	(532)
Non-controlling interests		20	20
Total equity (deficit)		(485)	(512)

The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2013)	1,385	299	(1,854)	(813)	(983)	21	(962)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(83)	(83)	1	(82)
Remeasurement of defined benefit plans, net of income tax	—	—	212	—	212	—	212
Foreign currency exchange translation reserve	—	78	—	—	78	—	78
Total comprehensive income (loss) for the period	—	78	212	(83)	207	1	208
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2013	1,385	377	(1,642)	(896)	(776)	21	(755)
Balance at the beginning of the period (January 1, 2014)	2,311	184	(1,243)	(1,784)	(532)	20	(512)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	126	126	1	127
Remeasurement of defined benefit plans, net of income tax	—	—	(93)	—	(93)	—	(93)
Foreign currency exchange translation reserve	—	(6)	—	—	(6)	—	(6)
Total comprehensive income (loss) for the period	—	(6)	(93)	126	27	1	28
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2014	2,311	178	(1,331)	(1,663)	(505)	20	(485)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed combined statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the three month period ended March 31,
(In $ million)	2014	2013
Cash flows from (used in) operating activities
Profit (loss)	127	(82)
Adjustments for:
Depreciation and amortization	235	263
Impairment charges	2	4
Foreign currency adjustments	(1)	(1)
Change in fair value of derivatives	15	1
Net gain on insurance recoveries and disposal of assets	(22)	(9)
Share of profit of associates and joint ventures, net of income tax	(4)	(3)
Net financial expenses	44	414
Interest paid	(278)	(283)
Income tax expense (benefit)	92	(17)
Income taxes paid, net of refunds received	(32)	(39)
Change in trade and other receivables	(10)	(121)
Change in inventories	(144)	(155)
Change in trade and other payables	26	14
Change in provisions and employee benefits	(45)	(65)
Change in other assets and liabilities	3	25
Net cash from (used in) operating activities	8	(54)
Cash flows used in investing activities
Acquisition of property, plant and equipment and intangible assets	(184)	(116)
Proceeds from sale of property, plant and equipment and other assets	3	6
Acquisition of businesses and investments in joint ventures, net of cash acquired*	(3)	(32)
Proceeds from insurance claims	13	7
Disposal of businesses, net of cash disposed	9	—
Other	8	9
Net cash used in investing activities	(154)	(126)
Cash flows used in financing activities
Drawdown of loans and borrowings	15	12
Repayment of loans and borrowings	(97)	(87)
Payment of debt transaction costs	(2)	(2)
Other	(1)	(1)
Net cash used in financing activities	(85)	(78)
Net decrease in cash and cash equivalents	(231)	(258)
Cash and cash equivalents at the beginning of the period	1,486	1,554
Effect of exchange rate fluctuations on cash and cash equivalents	(7)	(6)
Cash and cash equivalents at the end of the period	1,248	1,290
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,251	1,292
Bank overdrafts	(3)	(2)
Cash and cash equivalents at the end of the period	1,248	1,290

*
During March 2013, the Group acquired a business for an aggregate purchase price of $32 million. The consideration was paid in cash. The purchase accounting was finalized during the three month period ended September 30, 2013 and resulted in goodwill of $13 million and intangible assets of $12 million. The adjustments to reflect the purchase price allocation were included in the three month period ended September 30, 2013 and were immaterial for prior periods.

Significant non-cash financing and investing activities

During the three month period ended March 31, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the "Group") as of March 31, 2014 and for the three month periods ended March 31, 2014 and March 31, 2013 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013. The December 31, 2013 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group's audited financial statements for the year ended December 31, 2013, but does not include the disclosures required by IFRS as issued by the IASB.

The interim unaudited condensed combined financial statements were approved by the Boards of Management of BP I and BP II on May 7, 2014 in Munsbach, Luxembourg (May 8, 2014 in Auckland, New Zealand).

2.2    Comparative information

During the year ended December 31, 2013, the Group changed the presentation of the combined statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the combined statement of cash flows for the three month period ended March 31, 2013 has been reclassified to conform to this presentation. This change had no financial impact.

2.3    Negative equity

The statement of financial position presents negative equity of $485 million and $512 million as of March 31, 2014 and December 31, 2013, respectively. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009 and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.4    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in the annual combined financial statements for the year ended December 31, 2013.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the three month period ended March 31, 2014 that significantly impact the Group.

There have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2013.

2.5    Use of estimates and judgments
The preparation of the interim unaudited condensed combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2013.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of March 31, 2014 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of March 31, 2014*	25,340	1,667	3,203	6,705	13,765

As of December 31, 2013*	25,680	1,727	3,198	6,744	14,011

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of March 31, 2014 and December 31, 2013.

Trade and other payables that are due in less than one year were $1,809 million and $1,782 million as of March 31, 2014 and December 31, 2013, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of March 31, 2014 and December 31, 2013 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

There were no transfers between any levels during the three month period ended March 31, 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments. Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014 Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the three month period ended March 31, 2013 have been revised to reflect the current pricing for comparability purposes. There is no impact to the combined financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the three month period ended March 31, 2013 has been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $18 million, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the combined financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2013	131	123	117	127	(7)	(9)
For the three month period ended June 30, 2013	145	133	158	170	(14)	(14)
For the three month period ended September 30, 2013	138	128	165	175	(12)	(12)
For the year ended December 31, 2013	596	555	583	626	(42)	(44)

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the three month period ended March 31, 2012	136	127	151	162	(19)	(21)
For the three month period ended June 30, 2012	134	120	163	177	(11)	(11)
For the three month period ended September 30, 2012	146	136	157	167	(3)	(3)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

Business segment reporting

	For the three month period ended March 31, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	499	379	259	578	794	714	—	3,223
Total inter-segment revenue	—	27	7	30	133	—	(197)	—
Total segment revenue	499	406	266	608	927	714	(197)	3,223
Gross profit	125	59	46	135	130	72	—	567
Expenses and other income	(57)	(22)	(16)	(63)	(70)	(58)	(22)	(308)
Share of profit of associates and joint ventures	4	—	—	—	—	—	—	4
Earnings before interest and tax (“EBIT”)	72	37	30	72	60	14	(22)	263
Financial income								284
Financial expenses								(328)
Profit (loss) before income tax								219
Income tax (expense) benefit								(92)
Profit (loss) after income tax								127

Earnings before interest and tax (“EBIT”)	72	37	30	72	60	14	(22)	263
Depreciation and amortization	30	14	19	24	61	87	—	235
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	102	51	49	96	121	101	(22)	498

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

	For the three month period ended March 31, 2014
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	102	51	49	96	121	101	(22)	498
Included in EBITDA:
Asset impairment charges	—	—	—	—	1	1	—	2
Business acquisition and integration costs	—	—	—	1	—	—	—	1
Equity method profit, net of cash distributed	2	—	—	—	—	—	—	2
Gain on sale of businesses and properties	—	—	(13)	—	(1)	—	—	(14)
Non-cash pension expense	—	—	—	—	—	—	7	7
Operational process engineering-related consultancy costs	1	—	—	—	—	3	—	4
Plant damages, net of insurance recoveries	—	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	3	1	—	1	2	12	—	19
Unrealized (gain) loss on derivatives	3	(1)	4	1	8	—	—	15
Other	—	—	—	—	—	—	4	4
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	111	51	40	99	124	117	(11)	531
Segment assets as of March 31, 2014	3,314	1,069	1,611	4,219	5,519	5,290	1,126	22,148
Segment liabilities as of March 31, 2014	756	465	294	910	1,419	903	17,886	22,633

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	514	375	278	559	788	785	—	3,299
Total inter-segment revenue	—	23	3	33	139	—	(198)	—
Total segment revenue	514	398	281	592	927	785	(198)	3,299
Gross profit	129	66	44	155	135	87	(3)	613
Expenses and other income	(34)	(22)	(32)	(64)	(68)	(64)	(17)	(301)
Share of profit of associates and joint ventures	3	—	—	—	—	—	—	3
Earnings before interest and tax (“EBIT”)	98	44	12	91	67	23	(20)	315
Financial income								5
Financial expenses								(419)
Profit (loss) before income tax								(99)
Income tax (expense) benefit								17
Profit (loss) after income tax								(82)

Earnings before interest and tax (“EBIT”)	98	44	12	91	67	23	(20)	315
Depreciation and amortization	50	14	20	24	61	94	—	263
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	115	128	117	(20)	578

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

	For the three month period ended March 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	148	58	32	115	128	117	(20)	578
Included in EBITDA:
Asset impairment charges	—	—	—	—	2	2	—	4
Business acquisition and integration costs	—	—	—	—	—	11	—	11
Equity method profit, net of cash distributed	1	—	—	—	—	—	—	1
Gain on sale of businesses and properties	(2)	—	—	—	—	—	—	(2)
Non-cash changes in inventory and provisions	—	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	—	14	14
Operational process engineering-related consultancy costs	1	—	—	—	—	—	—	1
Plant damages, net of insurance recoveries	—	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	—	—	—	—	5	3	—	8
Unrealized (gain) loss on derivatives	(6)	(1)	1	8	(1)	—	—	1
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	126	57	33	123	127	133	(9)	590
Segment assets as of December 31, 2013	3,272	1,085	1,624	4,198	5,503	5,308	1,086	22,076
Segment liabilities as of December 31, 2013	770	468	320	911	1,415	893	17,811	22,588

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

5.    Seasonality

Our business is impacted by seasonal fluctuations.

SIG

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically Graham Packaging begins to build inventory in the first and early second quarters to prepare for the summer demand.

6.    Other income

	For the three month period ended March 31,
(In $ million)	2014	2013
Gain on sale of businesses	14	2
Income from facility management	1	1
Income from miscellaneous services	1	1
Insurance recoveries	3	6
Litigation settlement	—	3
Net foreign currency exchange gain	1	1
Non-cash change in provisions	—	3
Royalty income	1	—
Other	3	2
Total other income	24	19

Other income includes insurance recoveries related to plant damages in the Pactiv Foodservice segment. The Group expects to receive additional insurance recoveries in 2014.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

7.    Other expenses

	For the three month period ended March 31,
(In $ million)	2014	2013
Asset impairment charges	(2)	(4)
Business acquisition and integration costs	—	(11)
Operational process engineering-related consultancy costs	(1)	(1)
Plant damages, net of insurance recoveries	7	7
Restructuring costs	—	(4)
Unrealized losses on derivatives	(15)	(1)
VAT and customs refunds on historical imports	—	6
Total other expenses	(11)	(8)

8.    Financial income and expenses

	For the three month period ended March 31,
(In $ million)	2014	2013
Interest income	2	5
Net gain in fair values of derivatives	282	—
Financial income	284	5
Interest expense on:
Securitization Facility	(2)	(2)
2013 Credit Agreement	(26)	—
2012 Credit Agreement	—	(32)
September 2012 Senior Secured Notes	(47)	(47)
August 2011 Notes	(85)	(85)
February 2011 Notes	(38)	(38)
October 2010 Notes	(61)	(61)
May 2010 Senior Notes	(21)	(21)
2013 Notes	(18)	—
2007 Notes	—	(26)
Pactiv 2017 Notes	(6)	(6)
Pactiv 2025 Notes	(6)	(6)
Pactiv 2027 Notes	(4)	(4)
Amortization of:
Debt issuance costs:
September 2012 Senior Secured Notes	(1)	(1)
August 2011 Notes	(3)	(2)
February 2011 Notes	(1)	(1)
October 2010 Notes	(2)	(2)
May 2010 Senior Notes	(1)	(1)
2013 Notes	(1)	—
2007 Notes	—	(1)
Fair value adjustment on acquired notes	1	1
Original issue discounts	(1)	—
Embedded derivatives	3	2
Net loss in fair values of derivatives	—	(13)
Net foreign currency exchange loss	(3)	(68)
Other	(5)	(5)
Financial expenses	(328)	(419)
Net financial expenses	(44)	(414)

Refer to note 12 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

9.    Income tax

	For the three month period ended March 31,
(In $ million)	2014	2013
Reconciliation of effective tax rate
Profit (loss) before income tax	219	(99)
Income tax (expense) benefit using the New Zealand tax rate of 28%	(61)	28
Effect of tax rate differences in foreign jurisdictions	(1)	13
Effect of tax rates in state and local jurisdictions	(2)	—
Permanent differences and annualized tax rate adjustment	(24)	16
Withholding tax	(3)	(3)
Tax rate modifications	7	3
Recognition of previously unrecognized tax losses and temporary differences	11	8
Unrecognized tax losses and temporary differences	(8)	(44)
Tax uncertainties	(3)	1
Tax on unremitted earnings	(7)	(6)
Over (under) provided in prior periods	(1)	1
Total income tax (expense) benefit	(92)	17

In interim periods, the Group computes an estimated annual effective tax rate for each taxing jurisdiction based on forecasted full-year pre-tax income and permanent items. The estimated annual effective tax rate is applied to each taxing jurisdiction's year-to-date pre-tax income, excluding items for which the tax impact is determined separately. The annualized tax rate calculation allocates estimated full-year income taxes between interim periods, but has no effect on cash taxes paid.

For the three month period ended March 31, 2014, the Group recognized income tax expense of $92 million on profit before income tax of $219 million (an effective tax rate of 42%) compared to an income tax benefit of $17 million on a loss before income tax of $99 million (an effective tax rate of 17%) for the three month period ended March 31, 2013. The increase in the effective tax rate is a result of the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates.

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2014	2013
Cost of sales	156	171
Selling, marketing and distribution expenses	1	1
General and administration expenses	5	4
Total depreciation expense	162	176

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended March 31,
(In $ million)	2014	2013
Cost of sales	13	28
General and administration expenses	60	59
Total amortization expense	73	87

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

11.    Inventories

(In $ million)	As of March 31, 2014	As of December 31, 2013
Raw materials and consumables	436	438
Work in progress	253	239
Finished goods	975	870
Engineering and maintenance materials	157	155
Provision against inventories	(54)	(55)
Total inventories	1,767	1,647

During the three month period ended March 31, 2014, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,523 million (2013: $1,496 million).

12.    Borrowings

As of March 31, 2014, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants. The Group's borrowings are detailed below:

(In $ million)	As of March 31, 2014	As of December 31, 2013
Securitization Facility(a)(r)	363	438
2013 Credit Agreement(b)(s)	26	27
Other borrowings(w)	6	5
Current borrowings	395	470
2013 Credit Agreement(b)(s)	2,579	2,586
September 2012 Senior Secured Notes(c)(t)	3,223	3,222
February 2012 Senior Notes(d)(t)	9	9
August 2011 Senior Secured Notes(e)(t)	1,475	1,475
August 2011 Senior Notes(f)(t)	2,196	2,195
February 2011 Senior Secured Notes(g)(t)	997	998
February 2011 Senior Notes(h)(t)	997	996
October 2010 Senior Secured Notes(i)(t)	1,479	1,478
October 2010 Senior Notes(j)(t)	1,475	1,474
May 2010 Senior Notes(k)(t)	986	985
2013 Senior Notes(l)(u)	644	644
2013 Senior Subordinated Notes(m)(u)	584	584
Pactiv 2017 Notes(n)(v)	309	310
Pactiv 2018 Notes(o)(v)	16	16
Pactiv 2025 Notes(p)(v)	270	270
Pactiv 2027 Notes(q)(v)	197	197
Other borrowings(w)	28	27
Non-current borrowings	17,464	17,466
Total borrowings	17,859	17,936

(In $ million)		As of March 31, 2014	As of December 31, 2013
(a)	Securitization Facility	370	445
	Debt issuance costs	(7)	(7)
	Carrying amount	363	438
(b)	2013 Credit Agreement (current and non-current)	2,614	2,623
	Debt issuance costs	(9)	(10)
	Carrying amount	2,605	2,613

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

(c)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(46)	(48)
	Embedded derivative	19	20
	Carrying amount	3,223	3,222
(d)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(e)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(26)	(26)
	Original issue discount	(8)	(9)
	Embedded derivative	9	10
	Carrying amount	1,475	1,475
(f)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(49)	(51)
	Original issue discount	(5)	(5)
	Embedded derivative	9	10
	Carrying amount	2,196	2,195
(g)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(14)	(14)
	Embedded derivative	11	12
	Carrying amount	997	998
(h)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(12)	(13)
	Embedded derivative	9	9
	Carrying amount	997	996
(i)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(27)	(28)
	Embedded derivative	6	6
	Carrying amount	1,479	1,478
(j)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(32)	(33)
	Embedded derivative	7	7
	Carrying amount	1,475	1,474
(k)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(20)	(21)
	Embedded derivative	6	6
	Carrying amount	986	985
(l)	2013 Senior Notes	650	650
	Debt issuance costs	(6)	(6)
	Carrying amount	644	644
(m)	2013 Senior Subordinated Notes	590	590
	Debt issuance costs	(6)	(6)
	Carrying amount	584	584
(n)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	9	10
	Carrying amount	309	310
(o)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	—	—
	Carrying amount	16	16
(p)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(q)	Pactiv 2027 Notes	200	200

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197

(r)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or LIBOR, set daily, plus, in each case, a margin of 1.90%. During the three month period ended March 31, 2014, interest was charged at a rate between 2.08% and 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., which consist primarily of the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(s)         2013 Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the previous terms. The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of March 31, 2014 (in million)	Applicable interest rate as of March 31, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,207	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	296	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments prior to May 27, 2014, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 4. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(t)        Reynolds Notes

The Group's borrowings as of March 31, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Assets pledged as security for loans and borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2013.

(u)         2013 Notes

As of March 31, 2014, the Group had outstanding the following notes (defined below, and together the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned subsidiary of BP I:

	Currency	Issue date	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	$	November 15, 2013	650	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	$	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15; commencing June 15, 2014

The guarantee arrangements, indenture restrictions, early redemption options and change of control provisions for the 2013 Notes are unchanged from December 31, 2013.

(v)    Pactiv Notes

As of March 31, 2014, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three month period ended March 31, 2014

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2013.

(w)    Other borrowings

As of March 31, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of March 31, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of March 31, 2014 also included finance lease obligations of $29 million (December 31, 2013: $30 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three month period ended March 31, 2014 are consistent with the information presented in note 23 of the Group's annual combined financial statements for the year ended December 31, 2013.

14.    Contingencies

Litigation and legal proceedings

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 12. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

15.    Subsequent events

There have been no events subsequent to March 31, 2014 which would require accrual or disclosure in these financial statements.